Viosolar Inc. Announces Civil Complaint Relating to SEC Investigation

December 19, 2013 – Viosolar Inc. (OTCQB: VIOSF) announced today that on September 27, 2013 the United States Securities and Exchange Commission (the “SEC”) filed a civil complaint in the United States District Court for the Eastern District of Pennsylvania charging Viosolar Inc. (the “Company”) and four individuals with engaging in a fraudulent scheme to manipulate the market for publicly traded securities through the payment of prearranged kickbacks.  The defendants include the Company and Richard W. Walchuk, the Company’s President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and director, as well as a stock promoter, a representative of a brokerage firm, and an investor relations agent for another company.

The SEC complaint alleges that in 2008 the Company and Mr. Walchuk participated in a scheme to manipulate the common stock of the Company.  The SEC alleges that the Company and Mr. Walchuk violated Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder and seeks injunctive relief, disgorgement of any ill-gotten gains, and a civil penalty.  The SEC also seeks an officer and director bar against Mr. Walchuk as well as a penny stock bar.  More specifically, the SEC complaint alleges that Mr. Walchuk was involved in transactions allegedly intended to affect the market for the Company’s common stock on one day, October 15, 2008, that resulted in the purchase of 5,000 shares of the Company’s common stock. The SEC has not effected service of the complaint on Mr. Walchuk or the Company.

The Company and Mr. Walchuk have not been found liable for the claims asserted against them in the SEC complaint.  The SEC complaint contains allegations which the SEC would have to prove to be true to prevail on any claim asserted against Mr. Walchuk and the Company.  The Company and Mr. Walchuk deny the allegations and intend to vigorously defend against the claims made in the SEC complaint.

ON BEHALF OF THE BOARD
/s/Rick Walchuk
Rick Walchuk
Chief Executive Officer

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